UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. __________________)*

                              Sabratek Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   78571U 10 8
 -------------------------------------------------------------------------------

                                 (CUSIP Number)

                      MSI, Inc., Building 31, Olney Avenue,
         Cherry Hill, New Jersey 08034 Attention: James A. Meer - (609)
                                    424-5600
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 21, 1996
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D


CUSIP NO.    78571U 10 8
================================================================================

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MSI, Inc.                          I.R.S. I.D.#:  11-2718-528
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /*/
                                                                       (b)  /  /
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  /  /
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

        NUMBER OF            7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           -----------------------------------------------------

                             8        SHARED VOTING POWER

                                      658,631
                           -----------------------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                      0
                           -----------------------------------------------------

                             10       SHARED DISPOSITIVE POWER

                                      658,631
                           -----------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                  658,631
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*  /  /
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.73%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON IN

         CO
--------------------------------------------------------------------------------

                                                   SCHEDULE 13D


CUSIP NO.    78571U 10 8
================================================================================

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marsam Pharmaceuticals Inc.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /*/
                                                                       (b) / /
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  /  /
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

        NUMBER OF            7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           -----------------------------------------------------

                             8        SHARED VOTING POWER

                                      658,631
                           -----------------------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                      0
                           -----------------------------------------------------

                             10       SHARED DISPOSITIVE POWER

                                      658,631
                           -----------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                  658,631
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*  /  /
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.73%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON IN

         CO
--------------------------------------------------------------------------------

                                                   SCHEDULE 13D


CUSIP NO.    78571U 10 8
================================================================================

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Schein Pharmaceutical, Inc.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /*/
                                                                       (b)  /  /
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  /  /
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

        NUMBER OF            7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
                           -----------------------------------------------------

                             8        SHARED VOTING POWER

                                      658,631
                           -----------------------------------------------------

                             9        SOLE DISPOSITIVE POWER

                                      0
                           -----------------------------------------------------

                             10       SHARED DISPOSITIVE POWER

                                      658,631
                           -----------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                  658,631
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*  /  /
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.73%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON IN

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement on Schedule 13D, dated June 2, 1997 is being filed jointly by Schein Pharmaceutical, Inc. a Delaware corporation ("Schein"), Marsam Pharmaceuticals Inc., a Delaware company ("Marsam"), and MSI, Inc., a Delaware corporation ("MSI"), and relates to the common stock, par value of $.01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" or "Sabratek").

         The principal executive offices of the Issuer are located at 5601 West Howard Street, Niles, Illinois 60714.

         Marsam owns all of the outstanding capital stock of MSI, and Schein owns all of the outstanding capital stock of Marsam. Schein, Marsam and MS are collectively referred to herein as the "Reporting Persons". This statement on
Schedule 13D supersedes the Statement on Schedule 13D dated June 21, 1996 previously filed by MSI.

Item 2.  Identity and Background.

         This statement is being filed by the Reporting Persons, which are engaged in the business of pharmaceutical manufacturing and distribution. The principal executive offices of MSI and Marsam are located at Building 31, Olney Avenue, Cherry Hill, New Jersey 08034. The principal executive offices of Schein are located at 100 Campus Drive, Florham Park, New Jersey 07932.

         During the last five years, none of the executive officers and directors of any of the Reporting Persons has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Reporting Persons or any of their respective executive officers and directors been party to a civil proceeding of a judicial or administrative body of competitive jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         MSI acquired a warrant to purchase 318,667 shares of Sabratek Common Stock in connection with the sale of Series A Preferred Stock of the Issuer. MSI also acquired 439,965 shares of Sabratek Common Stock with its working capital.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock deemed to be beneficially owned by them for investment purposes. The Reporting Persons intend continually to review Sabratek's business affairs, management, financial position, and future prospects as well as the market prices of the Sabratek Common Stock, conditions in the securities markets and general economic and other conditions. Based on such evaluation and review, the Reporting Persons will continue to consider and explore such various alternative courses of action with respect to their interests in Sabratek as they may deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Sabratek Common Stock or the sale of all or a portion of the shares of Sabratek Common Stock beneficially owned by the Reporting Persons, in the open market or in privately negotiated transactions.

Item 5.  Interest in Securities of the Issuer.

         MSI may be deemed to beneficially own 658,631 shares of Sabratek Common Stock (approximately 6.73% of the Sabratek Common Stock outstanding), including 318,667 shares subject to a warrant from the Issuer which is exercisable at any time until September 12, 1999 at a price of $4.55 per share, subject to adjustment. The percentage of Sabratek Common Stock outstanding has been calculated based upon information contained in the Issuer's Form 10-Q for the quarter ended March 31, 1997, as filed pursuant to the Securities Exchange Act of 1934, as amended.

         As Marsam is the parent corporation of MSI and Schein is the parent corporation of MSI, each of Schein, Marsam and MSI may be deemed to be beneficial owners of the 658,631 shares of Sabratek Common Stock with shared voting and dispositive power.

         Set forth below is certain information with respect to sales of Sabratek Common Stock by MSI on the Nasdaq National Market, which sales constitute the only transactions in the Sabratek Common Stock by any of the Reporting Persons during the last 60 days:

Date                       Number of Shares                   Price Per Share
----                       ----------------                   ---------------

April 30, 1997             10,000                             $23.00
May 2, 1997                20,000                             $21.00
May 5, 1997                10,000                             $22.00
May 8, 1997                10,000                             $22.00
May 14, 1997               50,000                             $21.875


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Reference is made to the warrant referred to in the response to item 5.



Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1997


                                                     MSI, INC.



                                                     By: /s/ James A. Meer
                                                     ---------------------
                                                           James A. Meer
                                                           Authorized Officer



                                                     MARSAM PHARMACEUTICALS INC.



                                                     By: /s/ James A. Meer
                                                     ---------------------
                                                           James A. Meer
                                                           Authorized Officer



                                                     SCHEIN PHARMACEUTICAL, INC.



                                                     By: /s/ James A. Meer
                                                     ---------------------
                                                           James A. Meer
                                                           Authorized Officer